Craig Slivka, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549

Re:	York International Corporation
Schedule 14A
Filed October 24, 2005
File No. 001-10863
Dear Mr. Slivka:
On behalf of York International Corporation (the “Company”), this letter sets forth our responses to the comments raised in your comment letter dated October 31, 2005 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September

Craig Slivka, Esq.

15, 2005 and Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) filed with the Commission on October 24, 2005.
For your convenience, we have included your comments below in bold with our corresponding responses following each bold comment. In addition, in response to the Comment Letter, we are filing electronically with the Commission, under cover of this letter, Amendment No. 2 (“Amendment No. 2”) to the Proxy Statement.
Background of the Merger, page 8
1.	Please disclose why you disregarded the internal initiatives and strategic transaction mentioned in the first paragraph. Also, we note your supplemental response to comment 5 of our October 12, 2005 letter that York received no proposals for a business combination during the time period while it was discussing and considering Johnson Controls’ proposal. Please tell us whether you received other proposals for a business combination in the recent period prior to discussing and considering Johnson Controls’ proposal as well as the amount of consideration and the reasons for rejecting the offer.
RESPONSE: In response to the Staff’s comment, we note that the internal restructuring initiative referred to in the parenthetical in the second sentence on page 8 has not been disregarded; on the contrary, as indicated in this parenthetical as revised, it has been announced and is currently being implemented. With respect to other internal initiatives mentioned on page 8, the disclosure added in response to Comment 3 elaborates on what the York board of directors considered to be the risks and uncertainties associated with these initiatives, and the York board of directors’ related belief that the merger created a reasonably high likelihood of fairly compensating shareholders for the potential value of their York stock, while eliminating execution risk and other uncertainties associated with these internal initiatives. We supplementally advise the Staff that the Company did not receive any other proposals for a business combination in the recent period prior to discussing and considering Johnson Controls’ proposal.
2.	We note the revisions in response to our prior comment number 8. Please disclose whether any other values were discussed and why the merger consideration was increased from $55.00 to $56.50.
RESPONSE: In response to the Staff’s comment, the disclosure on pages 8 and 9 has been revised.

Craig Slivka, Esq.

York’s Reasons for the Merger; Recommendation of the York Board of Directors, page 9
3.	We reissue comment 10 of our October 12, 2005 letter. Please elaborate on the conclusions drawn from each factor considered.
RESPONSE: In response to the Staff’s comment, the disclosure on pages 9 through 11 has been revised.
Other Factors, page 14
4.	We note that your supplemental response that Credit Suisse did not consider these other factors to be material to its fairness assessment and did not draw any conclusion from them. Please disclose this in the proxy statement.
RESPONSE: In response to the Staff’s comment, the disclosure on page 15 has been revised.

Craig Slivka, Esq.

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Please do not hesitate to call me at (212) 403-1341 or Lawrence Makow at (212) 403-1372 with any questions regarding the foregoing.

Very truly yours,
/s/ Matthew M. Guest
Matthew M. Guest

Copy (w/enclosure)	Jane Davis, Esq.
General Counsel
York International Corporation